Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors Savings Plan for Employees of Measurement Specialties, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-129946) on Form S-8 of Measurement Specialties, Inc. of our report dated June 29, 2010 with respect to the statement of net assets available for benefits of the Savings Plan for Employees of Measurement Specialties, Inc. (the Plan) as of December 31, 2009, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Savings Plan for Employees of Measurement Specialties, Inc.

/s/KPMG LLP

Norfolk, VA
June 29, 2010